EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

(unaudited)

	Year Ended October 31,					Three Months Ended January 31,
(in thousands, except ratios)	2001	2002	2003	2004	2005	2006
Consolidated pretax earnings (loss) from continuing operations before minority interest	$(270,355)	$(95,722)	$(54,597)	$75,518	$466,016	$13,158
Interest expense	—	—	—	992	3,000	750
Amortization of debt issuance costs	—	—	—	982	2,972	743
Interest portion of rental expense	10,500	8,700	7,200	6,440	6,990	1,410

Earnings (loss)	$(259,855)	$(87,022)	$(47,397)	$83,932	$478,978	$16,061

Interest expense	$—	$—	$—	$992	$3,000	$750
Amortization of debt issuance costs	—	—	—	982	2,972	743
Interest portion of rental expense	10,500	8,700	7,200	6,440	6,990	1,410

Fixed charges	$10,500	$8,700	$7,200	$8,414	$12,962	$2,903

Ratio of earnings to fixed charges	(a)	(a)	(a)	10.0	37.0	5.5

(a)                   Due to the loss in fiscal 2001, 2002, and 2003, the ratio of earnings to fixed charges was less than 1:1 in each of those periods. The Company would have had to generate additional earnings of $270.4 million, $95.7 million, and $54.6 million in fiscal 2001, 2002, and 2003, respectively, to achieve a ratio of 1:1.